UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2008

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 15, 2008, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a fourth quarter distribution of $0.05 per unit on NTS Realty's limited partnership units. The distribution will be paid on January 16, 2009, to limited partners of record at the close of business on December 31, 2008. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated December 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: December 16, 2008

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: December 15, 2008

FOR IMMEDIATE RELEASE

NTS Realty Holdings Limited Partnership Announces Fourth Quarter Distribution

Louisville, KY (December 15, 2008) (AMEX: NLP) (NYSE Alternext U.S.: NLP) - NTS
Realty Holdings Limited Partnership (the "Company") announced today that the board of
directors of its managing general partner, NTS Realty Capital, Inc., approved a quarterly
distribution of $0.05 per unit on the Company's limited partnership units. The distribution will
be paid on January 16, 2009 to limited partners of record at the close of business on December
31, 2008.

The Company previously indicated that its second and third quarter distributions in 2008 were
reduced in comparison to the distributions made in the second and third quarters of 2007 due to
uncertainties concerning real estate taxes payable for three of the Company's properties located
in Marion County, Indiana. The Company has not received any material information
that changes or updates the previously reported disclosure concerning these real estate
taxes. Additionally, the overall condition of the U.S. economy and its effect on the
Company's business, although not currently presenting any specific significant concern, has the
potential to affect our operations in an adverse manner. Due to the continued uncertainty of the
real estate tax situation and the present challenges caused by the U.S. economy, the board of
directors of the Company's managing general partner approved the aforementioned fourth
quarter distribution in a lesser amount than was made for the same quarter of 2007. The
Company currently expects to continue pursuing a conservative philosophy with respect to
distributions for the first quarter of 2009.

Distributions to limited partners are made in accordance with the Company's distribution policy
as described in its most recent annual report on Form 10-K filed with the Securities and
Exchange Commission on March 25, 2008. A spokesperson for the Company indicated that,
"The amount of any future distributions will be subject to the performance of the Company's
properties, its potential acquisitions and dispositions, the need for cash reserves and other factors,
including, but not limited to the continued volatility being exhibited in the global financial
markets and the U.S. economy and the outcome of the pending tax appeals. In addition, the
actual amount and timing of all future distributions must be approved by the managing general
partner's board of directors."

– more –

About NTS Realty Holdings Limited Partnership

The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-two properties comprised of twelve multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE – Alternext U.S. platform under the trading symbol of "NLP".

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 25, 2008, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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